EXHIBIT 21.1
PRINCIPAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Organized or Incorporated

Consolidated Subsidiaries of Stoneridge, Inc.:
Stoneridge Electronics AB	Sweden
Stoneridge Electronics AS	Estonia
Stoneridge Electronics Ltd.	Scotland
Stoneridge Pollak Ltd.	England
Stoneridge International Financial Services Company	Ireland
Stoneridge Control Devices, Inc.	Massachusetts, United States
Stoneridge Electronics, Inc.	Texas, United States
Alphabet de Mexico S.A. de C.V.	Mexico
Alphabet de Mexico de Monclova S.A. de C.V.	Mexico
TED de Mexico S.A. de C.V.	Mexico
Stoneridge Asia Pacific Electronics (Suzhou) Co. Ltd.	China

Equity Method Investees of Stoneridge, Inc.:
PST Eletrônica S.A.	Brazil
Minda Stoneridge Instruments Ltd.	India